July 30, 2012

Via Edgar and Via Facsimile (202) 772-9198

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jeffrey Riedler

Re:	ULURU Inc.

Registration Statement on Form S-1, as amended
Filed February 14, 2012
File No. 333-179517

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ULURU Inc., a Nevada corporation (the "Company"), hereby requests that the effective date of the Company's above-referenced Registration Statement on Form S-1, be accelerated so that it will become effective at 5:00 p.m. Eastern time, on Tuesday, July 31, 2012 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please feel free to call Bryan Allen, Esq. of Parr Brown Gee & Loveless, PC at 801-532-7840 or the undersigned at 214-905-5145.

Sincerely,

ULURU Inc.

By:	/s/ Terrance K. Wallberg
Terrance K. Wallberg
Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Scot Foley (Securities and Exchange Commission)
Bryan Allen, Esq. (Parr Brown Gee & Loveless, PC)

4452 Beltway Drive ●   Addison, TX  75001
Phone: 214-905-5145 ● Fax: 214-905-5130 ● Web: www.uluruinc.com